AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

August 2, 2012

Via E-mail

John Reynolds

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Amerilithium Corporation

         Amendment No. 1 to Registration Statement on Form S-1

         Filed April 24, 2012

         File No. 333-179520

Dear Mr. Reynolds:

By letter dated May 8, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on April 24, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

General:

1.

We note that you filed amendment no. 1 under the file number, 333-155059. Your S-1, originally filed on February 14, 2012, was assigned the filing number 333-179520. Please re-file amendment no. 1 and the related correspondence as amendment no. 2 with the file number assigned to your original S-1 filing. You may then respond to the comment below by filing amendment no. 3 or providing a response, as needed.

Response: We have re-filed amendment no. 1 and the related correspondence as amendment no. 2 with the file number assigned to our original S-1 filing.

Plan of Distribution, page 20

2.

We note your responses to comments 3 and 4 in our letter dated February 14, 2012; however, we are unable to locate your revised disclosure regarding TCA’s inability to engage in any short selling or other hedging activities. Therefore we reissue these prior comments. Please revise to provide investors with clear disclosure regarding TCA’s ability to short, including during the pricing period, or engage in any other hedging activities.

Response:  We will respond to this comment in amendment no. 3 as instructed in the comment above.

Further the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium, Corp.